SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 11, 2007
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES STOCK SPLIT APPROVAL
Calgary, Alberta (July 10, 2007) – Shaw Communications Inc. (“Shaw”) announced today that its shareholders have approved the proposed two-for-one stock split of its outstanding Class A Participating Shares and Class B Non-Voting Participating Shares, effective as of the close of business on July 30, 2007 (the “Split Effective Date”).
Shareholders of record on the Split Effective Date will keep their current share certificates and will be provided with additional share certificates representing the Class A Participating Shares and Class B Non-Voting Participating Shares to which they are entitled as a result of the stock split. It is currently expected that Shaw or its transfer agent, CIBC Mellon Trust Company, will mail those certificates on or about August 2, 2007 (the “Mailing Date”). Currently outstanding share certificates representing Class A Participating Shares and Class B Non-Voting Participating Shares should be retained by shareholders and should not be forwarded to Shaw or its transfer agent.
Pursuant to the rules of the TSX Venture Exchange and the Toronto Stock Exchange, the Class A Participating Shares and Class B Non-Voting Participating Shares will commence trading on a divided basis on those exchanges, respectively, at the opening of business on July 26, 2007, being two trading days prior to the Split Effective Date. Pursuant to the rules of the New York Stock Exchange, the Class B Non-Voting Participating Shares will commence trading on a divided basis on that exchange one business day after the Mailing Date.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunication services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.2 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca